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                                 UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                                 SCHEDULE 13D

                 Under the Securities Exchange Act of 1934
                            (Amendment No.    2     )*
                                          ---------

                                Sento Corporation
           --------------------------------------------------------
                                (Name of Issuer)

                           Common Stock $0.25 Par Value
           --------------------------------------------------------
                          (Title of Class of Securities)

                                   816918 10 6
           --------------------------------------------------------
                                 (CUSIP Number)

                              Brian G. Lloyd, Esq.
                   Parr, Waddoups, Brown, Gee and Loveless
                     185 South State Street, Suite 1300
                           Salt Lake City, UT 84111
                                (801) 532-7840
           --------------------------------------------------------
           (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

                              December 17, 1999
           --------------------------------------------------------
            (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box / /.

NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number

                              Page 1 of 5 Pages

CUSIP No. 816918 10 6

-------------------------------------------------------------------------------
 (1) Names of Reporting Persons.
     I.R.S. Identification Nos. of above persons (entities only).

     Robert K. Bench
-------------------------------------------------------------------------------
 (2) Check the Appropriate Box if a Member     (a)  / /
     of a Group*                               (b)  / /
-------------------------------------------------------------------------------
 (3) SEC Use Only

-------------------------------------------------------------------------------
 (4) Source of Funds (See Instructions)       Not Applicable

-------------------------------------------------------------------------------
 (5) Check if Disclosure of Legal Proceedings is Required Pursuant to
     Items 2(d) or 2(e)
-------------------------------------------------------------------------------
 (6) Citizenship or Place of Organization     United States

-------------------------------------------------------------------------------
Number of Shares              (7) Sole Voting                  396,058
 Beneficially Owned                 Power                  (as of 12/17/99)
 by Each Reporting           --------------------------------------------------
 Person With                  (8) Shared Voting                  -0-
                                    Power                  (as of 12/17/99)
                             --------------------------------------------------
                              (9) Sole Dispositive             396,058
                                    Power                  (as of 12/17/99)
                             --------------------------------------------------
                             (10) Shared Dispositive             -0-
                                    Power                   (as of 12/17/99)
-------------------------------------------------------------------------------
(11) Aggregate Amount Beneficially Owned by Each Reporting Person

     396,058 (as of 12/17/99)
-------------------------------------------------------------------------------
(12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See
     Instructions)                                              / /
-------------------------------------------------------------------------------
(13) Percent of Class Represented by Amount in Row (11)

     5.0% (as of 12/17/99)
-------------------------------------------------------------------------------
(14) Type of Reporting Person (See Instructions)

     IN
-------------------------------------------------------------------------------

                              Page 2 of 5 Pages

CUSIP No. 816918 10 6

THIS AMENDMENT NO. 2 TO SCHEDULE 13D OF ROBERT K. BENCH AMENDS AND SUPPLEMENTS, AND SHOULD BE READ IN CONJUNCTION WITH, THE SCHEDULE 13D FILED ON APRIL 26, 1996 AND AMENDMENT NO. 1 THERETO FILED ON SEPTEMBER 1, 1999.

ITEM 1.   SECURITY AND ISSUER

    (a) Title of Class of Equity Securities: Common Stock, $0.25 par value (the "Common Stock")

    (b)   Name of Issuer: Sento Corporation (the "Issuer")

    (c) Address of Issuer's Principal Executive Offices: 808 East Utah Valley Drive, American Fork, UT 84003

ITEM 2.   IDENTITY AND BACKGROUND

    (a)   Name: Robert K. Bench (the "Reporting Person")

    (b)   Residence address: 626 East 1820 North, Orem, UT 84097

    (c) Present principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted: Self-employed as a consultant.

    (d) Whether or not, during the last five years, such person has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) and, if so, give the dates, nature of conviction, name and location of court, and penalty imposed, or other disposition of the case: No

    (e) Whether or not, during the last five years, such person was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws; and, if so, identify and describe such proceedings and summarize the terms of such judgment, decree or final order: No.

    (f)   Citizenship: United States.

ITEM 3.   SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

          Not applicable as the transaction involved a sale and not an acquisition of securities.

                              Page 3 of 5 Pages

CUSIP No. 816918 10 6

ITEM 4.   PURPOSE OF TRANSACTION

          Not applicable as the transaction involved a sale and not an acquisition of securities. The Reporting Person reserves the right to purchase additional shares of the Common Stock or to dispose of shares of the Common Stock in the open market, in privately negotiated transactions or in any other lawful manner in the future. Except as described above, the Reporting Person presently has no plans or proposals which relate to or would result in any action enumerated in subparagraphs (a) through (j) of the instructions for Item 4 of Schedule 13D.

ITEM 5.   INTEREST IN SECURITIES OF THE ISSUER

    (a) As of December 17, 1999, the Reporting Person had beneficial ownership of 396,058 shares of the Common Stock, which represented 5.0% of the outstanding shares of the Common Stock.

    (b) As of December 17, 1999, the Reporting Person had the sole power to vote, direct the vote, dispose or direct the disposition of 396,058 shares of the Common Stock. The Reporting Person did not share with anyone the power to vote, direct the vote, dispose or direct the disposition of any shares of the Common Stock.

    (c) On the following dates, the Reporting Person sold the indicated numbers of shares of the Common Stock at the prices reflected below:

-------------------------------------------------------------------------------
    Date                     Number of Shares Sold           Price
-------------------------------------------------------------------------------
12/17/99                            5,000                    $4.225
-------------------------------------------------------------------------------
12/20/99                            3,000                    $4.3125
-------------------------------------------------------------------------------
12/21/99                            2,000                    $4.3125
-------------------------------------------------------------------------------
12/29/99                            5,000                    $4.50
-------------------------------------------------------------------------------

    (d) No other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such securities.

    (e) On December 17, 1999, the Reporting Person ceased to be the beneficial owner of more than five percent of the Common Stock.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

          None

ITEM 7.   MATERIAL TO BE FILED AS EXHIBITS

          None

                              Page 4 of 5 Pages

CUSIP No. 816918 10 6



                                  SIGNATURE

    After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


1-7-99                                 /s/ ROBERT K. BENCH
------------------------               ------------------------------
Date                                   Robert K. Bench






                              Page 5 of 5 Pages